Exhibit 99.1

China Finance Online Announces Extension for Reporting Fourth Quarter and Full Year 2019 Financial Results

BEIJING, April 28, 2020 /PRNewswire/ -- China Finance Online Co. Limited ( the “China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, announced today that it will report its unaudited financial results for the fourth quarter and full year ended December 31, 2019 no later than May 29, 2020.

Due to social distancing, travel bans and quarantines in China implemented in response to the coronavirus disease 2019 (“Covid-19”) pandemic, access to JRJC office has been limited. These actions have substantially impeded the Company’s professional staffs and advisors from completing the preparation of the Company’s consolidated financial statements and to provide investors with timely information as well as to comply with filing obligations with the Securities and Exchange Commission.

The Company also announces that it will be relying on the order issued by the Securities and Exchange Commission (Release No. 34-88465) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19. The explanation for the delay in filing the Annual Report is outlined in a Report on Form 6-K furnished today by the Company. The Company expects to file the Annual Report no later than May 29, 2020.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

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